MGN Technologies, Inc.

1505 – 409 Granville Street

Vancouver, British Columbia

V6B 2V2

July, 21, 2006

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.

20549

Attention: Kathleen Collins

Re: MGN Technologies, Inc. (the “Company”) – Comment Response

In response to your letter dated July 13, 2006, and in connection with the certifications filed relating to the Company’s Form 10-KSB for the year ended December 31, 2005 and the Form 10-QSB for the period ended March 31, 2006, we confirm that Mr. Jensen signed these certifications in his individual capacity.  The Company acknowledges that the language of the certification as required by Item 301(b)(31) of Regulation SB may not be altered in any manner.

As requested, please note the following:

•

The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•

Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

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The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please feel free to contact the undersigned with any questions or comments.

Sincerely,

“Mark Jensen”

Mark Jensen